UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COLEY PHARMACEUTICAL GROUP, INC.
(Name of Subject Company (Issuer))

CORVETTE ACQUISITION CORP.
(Offeror)

A Wholly Owned indirect Subsidiary of
PFIZER INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value
(Title of Class of Securities)

19388P106
(CUSIP Number of Class of Securities)

Margaret M. Foran, Esq.
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Phone (212) 573-2323
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott F. Smith, Esq.
Peter A. Schwartz, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$247,300,104	$7,593

(1)	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of a total of 30,912,513 shares of Coley common stock, based on (a) 26,741,697 shares (which represents the number of shares outstanding as of November 23, 2007, the most recent practicable date), (b) 2,497,057 shares subject to stock option grants and (c) 1,673,759 shares subject to outstanding warrants, at a purchase price of $8.00 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2008, issued September 28, 2007, by multiplying the transaction value by .0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Corvette Acquisition Corp., a Delaware corporation (the “Purchaser”), and indirect wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), and (ii) Pfizer. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of Coley Pharmaceutical Group, Inc., a Delaware corporation (“Coley”), at an Offer Price of $8.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Coley Pharmaceutical Group, Inc., a Delaware corporation. Coley’s principal executive offices are located at 93 Worcester Street, Suite 101, Wellesley, Massachusetts, 02481 USA. Coley’s telephone number at such address is (781) 431 9000.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Coley. Coley has advised Pfizer that, on November 23, 2007, there were 26,741,697 Shares outstanding.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Pfizer and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Pfizer and the Purchaser” and in Schedule I are incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Pfizer and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Coley,” “Purpose of the Offer; Plans for Coley” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Coley,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Pfizer and the Purchaser,” “Purpose of the Offer; Plans for Coley,” and “The Transaction Documents” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Pfizer and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Coley,” “Purpose of the Offer; Plans for Coley” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Coley,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated November 30, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Pfizer Inc. on November 16, 2007, incorporated herein by reference to the Schedule TO-C filed by Pfizer Inc. on November 16, 2007.
(a)(5)(B)	Summary Advertisement as published in The Wall Street Journal on November 30, 2007.
(a)(5)(C)	Press Release issued by Coley and Pfizer on November 30, 2007.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of November 15, 2007, by and among Coley, Pfizer, and the Purchaser.
(d)(2)	Tender Agreement, dated as of November 15, 2007, by and between Pfizer Inc., Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg.

Exhibit	Exhibit Name

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

By	/s/ David Reid
Name:     David Reid

Title:	Assistant Secretary

Date: November 30, 2007

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated November 30, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Pfizer Inc. on November 16, 2007, incorporated herein by reference to the Schedule TO-C filed by Pfizer Inc. on November 16, 2007.
(a)(5)(B)	Summary Advertisement as published in The Wall Street Journal on November 30, 2007.
(a)(5)(C)	Press Release issued by Coley and Pfizer on November 30, 2007.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of November 15, 2007, by and among Coley, Pfizer, and the Purchaser.
(d)(2)	Tender Agreement, dated as of November 15, 2007, by and between Pfizer Inc., Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg.
(g)	Not applicable.
(h)	Not applicable.

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